UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Amendment No. 9

Under the Securities Exchange Act of 1934*

China Cord Blood Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

698659109
(CUSIP Number)

September 29, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk China Fund (Cayman), Ltd. (98-0170144)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 911,119
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 911,119
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,119 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.25%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 911,119*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 911,119*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,119* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.25%**
12	OO

* Includes 911,119 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd.
** Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,056,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,056,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,056,592 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.93%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,056,592*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,056,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,056,592* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.93%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Includes 5,056,592 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.
** Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,506,592*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,506,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,592* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.93%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Includes 5,506,592 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.
** Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C McCarthy Revocable Trust dated October 24, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 362,861
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 362,861
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,861 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 7-2010 GRAT 6 UNDER KENT C MCCARTHY GRAT TR DTD 4-23-2010 (27-6713301)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 436,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 436,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,146 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,766,718*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,766,718*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,766,718* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.27%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Includes 911,119 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd.., 5,056,592 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P., 362,861 shares of common stock, par value $0.0001 per share, held by the Kent C. McCarthy Revocable Trust dated October 24, 2003, and 436,146 shares of common stock, par value $0.0001 per share held by 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010.
** Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K filed on August 19, 2015.

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), Jayhawk Private Equity, LLC, a Delaware limited liability company (“JPE”), Jayhawk Private Equity GP II, L.P., a Delaware limited partnership (“JPEGP”), Jayhawk Private Equity Fund II, L.P., a Delaware limited Partnership (“JPEF”), Jayhawk China Fund (Cayman), Ltd., a Cayman islands exempted company (“JCF”), the Kent C. McCarthy Revocable Trust dated October 24, 2003 created under the laws of the state of Kansas (the “Revocable Trust”), and 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd April 23, 2010 created under the laws of the state of Nevada (“GRAT 6”).

Mr. McCarthy, JCM, JPE, JPEGP, JPEF, JCF, the Revocable Trust and GRAT 6 have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JCM, JPE, JPEGP, JPEF, JCF, the Revocable Trust and GRAT 6 have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the “Act”). A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

7335 Cottonwood Drive, Shawnee, KS 66216

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the United States of America, JCM is a Delaware limited liability company, JPE is a Delaware limited liability company, JPEGP is a Delaware limited partnership, JPEF is a Delaware limited partnership, JCF is a Cayman Islands exempted company, the Revocable Trust is a trust created under the laws of the state of Kansas, and GRAT 6 is a trust created under the laws of the state of Nevada.

Item 4	Ownership:

The information below is as of September 29, 2015.

(a) Amount beneficially owned:
1. Jayhawk China Fund (Cayman), Ltd.: 911,119
2. Jayhawk Capital Management, L.L.C.: 911,119*
3. Jayhawk Private Equity Fund II, L.P.: 5,056,592
4. Jayhawk Private Equity GP II, L.P.: 5,056,592**
5. Jayhawk Private Equity, LLC: 5,056,592**
6. Kent C McCarthy Revocable Trust dated October 24, 2003: 362,861
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 436,146
8. Kent C. McCarthy: 6,766,718***

(b) Percent of class:
1. Jayhawk China Fund (Cayman, Ltd.: 1.25%
2. Jayhawk Capital Management, L.L.C.: 1.25%
3. Jayhawk Private Equity Fund II, L.P.: 6.93%
4. Jayhawk Private Equity GP II, L.P.: 6.93%
5. Jayhawk Private Equity, LLC: 6.93%
6. Kent C. McCarthy Revocable Trust dated October 24, 2003: 0.5%
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 0.6%
8. Kent C. McCarthy: 9.27%

Percent of class is based on 73,003,248 outstanding shares of common stock, par value $0.0001 per share, as of June 30, 2015, as reported by China Cord Blood Corporation on its Form 6-K/A filed on August 19, 2015.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
1. Jayhawk China Fund (Cayman), Ltd.: 0
2. Jayhawk Capital Management, L.L.C.: 0
3. Jayhawk Private Equity Fund II, L.P.: 0
4. Jayhawk Private Equity GP II, L.P.: 0
5. Jayhawk Private Equity, LLC: 0

6. Kent C McCarthy Revocable Trust dated October 24, 2003: 0
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 0
8. Kent C. McCarthy: 0

(ii) Shared power to vote or direct the vote:
1. Jayhawk China Fund (Cayman), Ltd.: 911,119
2. Jayhawk Capital Management, L.L.C.: 911,119*
3. Jayhawk Private Equity Fund II, L.P.: 5,056,592
4. Jayhawk Private Equity GP II, L.P.: 5,056,592**
5. Jayhawk Private Equity, LLC: 5,056,592**
6. Kent C McCarthy Revocable Trust dated October 24, 2003: 362,861
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 436,146
8. Kent C. McCarthy: 6,766,718***

(iii) Sole power to dispose or to direct the disposition of:
1. Jayhawk China Fund (Cayman), Ltd.: 0
2. Jayhawk Capital Management, L.L.C.: 0
3. Jayhawk Private Equity Fund II, L.P.: 0
4. Jayhawk Private Equity GP II, L.P.: 0
5. Jayhawk Private Equity, LLC: 0
6. Kent C McCarthy Revocable Trust dated October 24, 2003: 0
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 0
8. Kent C. McCarthy: 0

(iv) Shared power to dispose or to direct the disposition of:
1. Jayhawk China Fund (Cayman), Ltd.: 911,119
2. Jayhawk Capital Management, L.L.C.: 911,119*
3. Jayhawk Private Equity Fund II, L.P.: 5,056,592
4. Jayhawk Private Equity GP II, L.P.: 5,056,592**
5. Jayhawk Private Equity, LLC: 5,056,592**
6. Kent C McCarthy Revocable Trust dated October 24, 2003: 362,861
7. 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010: 436,146
8. Kent C. McCarthy: 6,766,718***

* Includes 911,119 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd.
** Includes 5,056,592 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.
*** Includes 911,119 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd.., 5,056,592 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P., 362,861 shares of common stock, par value $0.0001 per share, held by the Kent C. McCarthy Revocable Trust dated October 24, 2003, and 436,146 shares of common stock, par value $0.0001 per share held by 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	October 2nd, 2015

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C.,
Its Manager

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P.
Its general partner

By: Jayhawk Private Equity, LLC
Its general partner

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, LLC
Its general partner

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee

7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010

By:	/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Trustee

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of China Cord Blood Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 2nd day of October, 2015.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C.,
Its Manager

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P.
Its general partner

By: Jayhawk Private Equity, LLC
Its general partner

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, LLC
Its general partner

	By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee

7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010

By:	/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Trustee